Exhibit 4.30

# FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO THE EMPLOYMENT AGREEMENT (this "First Amendment") is entered into as of August 18, 2024 (the "First Amendment Effective Date") by and between Dennis Wijnker, an individual and resident of the State of California, (the "Employee") and LifeMD, Inc. (formerly known as Conversion Labs, Inc.), (the "Company"), a Delaware Corporation. The Employee and the Company are also each hereinafter referred to individually as a "Party" and together as the "Parties".

RECITALS

**WHEREAS**, on December 13, 2021 ("Effective Date"), the Company and the Employee entered into an Employment Agreement (the "Employment Agreement") whereby Employee was hired to serve the Company in the capacity as Chief Technology Officer, with a base salary of $350,000, a target bonus of 15% of base salary, and an equity grant of 80,000 options subject to monthly vesting over a period of 36 months;

**WHEREAS**, as part of the annual merit review process, on or about April 4, 2022, Employee was awarded 20,000 restricted shares, vesting in full on April 4, 2025.

**WHEREAS**, for avoidance of doubt, other than the amendments set forth below in this First Amendment, all other provisions of the Employment Agreement remain in effect today and moving further, unless and until amended in the future.

**WHEREAS**, the Parties desire to further amend the Employment Agreement to: (i) cancel the 80,000 stock options previously awarded under Section 4(d) of the Employment Agreement (all of which carry a $3.78 exercise price); (ii) replace the cancelled awards with a new grant of 205,000 shares of restricted stock subject to vesting and other terms as described below; and (iii) add an express indemnification provision and agreement.

**NOW THEREFORE**, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Preamble.

   a. The 80,000 stock options previously awarded under Section 4(d) of the Employment Agreement are hereby cancelled.

   b. The 20,000 restricted shares previously awarded on or about April 4, 2022 remain in effect and continue to vest in full on April 4, 2025.

2. Amendments. The Employment Agreement shall be further amended as follows, in accordance with the terms and conditions of Section 8 thereof:

   a. Section 4(d) of the Employment Agreement is hereby added:

4(d) Replacement of Stock Option with Long-Term Equity Incentive. In exchange for the cancellation of the 80,000 stock options previously granted under Section 4(d), pursuant to the Company's 2020 Equity and Incentive Plan (the "Plan") and any amendments thereto, Employee:

(i) Shall receive, upon the First Amendment Effective Date, an award of 205,000 restricted shares of the Company's common stock ("Restricted Shares"), vesting as follows:

- 40,000 restricted shares vest on January 1, 2025;
- 40,000 restricted shares will vest on January 1, 2026;
- 25,000 restricted shares vest on 3/31/25 based on the performance of Employee in the 2024 calendar year, at the discretion of the CEO and approval by the Board of Directors; and
- 25,000 restricted shares vest on 3/31/26 based on the performance of Employee in the 2025 calendar year, at the discretion of the CEO and approval by the Board of Directors.
- 25,000 restricted shares vest upon the healthcare business achieving $100,000,000 in net revenue (defined as gross healthcare sales minus healthcare-related refunds and returns) with a 5% adjusted EBITDA margin, on or before December 31, 2025;
- 25,000 restricted shares vest upon the healthcare business achieving $150,000,000 in net revenue (defined as gross healthcare sales minus healthcare-related refunds and returns) with a 10% adjusted EBITDA margin, on or before December 31, 2026; and
- 25,000 restricted shares vest upon the healthcare business achieving $200,000,000 in net revenue with a 10% adjusted EBITDA margin, on or before December 31, 2027.

Except as otherwise set forth herein or in the associated Restricted Stock Agreement, vesting of the Restricted Shares will cease upon the termination of Employee's employment with the Company subject to the terms of the Employment Agreement and any amendments thereto. All Restricted Shares vest immediately and become exercisable in full upon a Change in Control, regardless of whether or not any performance milestone has been met at the time of the Change in Control. As used herein, "Change of Control" means (i) a bona fide transfer or series of related transfers of Shares to any person or Group in which, or as a result of which, such person or Group obtains the direct or indirect right to elect a majority of the board of directors of the Company; or (ii) a sale of all or substantially all of the assets of the Company. As used herein, "Group" means any group or syndicate that would be considered a "person" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. The foregoing grant of Restricted Shares shall be made on the Company's customary form of restricted stock award for employees. All applicable awards under this First Amendment shall be subject to forfeiture or other penalties under any clawback or recoupment policy of the

Company in effect from time to time, including but not limited to the LifeMD, Inc. Incentive Compensation Recovery Policy (effective October 12, 2023).

b. Paragraph 17 of the Employment Agreement, "Indemnification", is hereby added :

The Company agrees to indemnify the Employee for his activities as an Officer of the Company, as set forth in the Director and Officer Indemnification Agreement attached hereto as **Exhibit A**. In addition, the Company shall exercise its best efforts to increase the coverage limit of its directors' and officers' liability insurance policy (and not otherwise diminish the scope or value of such coverage) based on market conditions and advice received from the Audit Committee of the Board of Directors and shall thereafter maintain in effect such coverage with a coverage limit of at least that amount and containing not materially less favorable provisions.

3. Governing Law; Jurisdiction. This First Amendment shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction). Any legal proceeding arising out of or based upon this First Amendment shall be instituted in the federal courts or the courts of the State of New York and each party irrevocably submits to the exclusive jurisdiction of such courts in any such proceeding.

4. Counterparts. This First Amendment may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

*[signature on next page]*

**IN WITNESS WHEREOF**, each of the undersigned hereby (a) executes this First Amendment to the Employment Agreement; (b) confirms its agreement with the provisions and covenants herein provided; and (c) agrees to be bound by this First Amendment to the Employment Agreement.

EXECUTED as of the First Amendment Effective Date, as set forth above.

**LIFEMD, INC.**

By: Justin Schreiber, Chairman & CEO

**EMPLOYEE**

DocuSigned by:

Dennis Wijnker

F93A5909826D482...

By: Dennis Wijnker, Chief Technology Officer